Exhibit 99.1

SINA Reports Third Quarter 2009 Financial Results

SHANGHAI, China—November 16, 2009—SINA Corporation (Nasdaq GS: SINA), a leading online media company and mobile value-added service (MVAS) provider for China and for the global Chinese communities, today announced its unaudited financial results for the quarter ended September 30, 2009.
Third Quarter 2009 Highlights
•	Net revenues increased 7% quarter over quarter to $96.4 million, exceeding the Company’s guidance between $91.0 million and $94.0 million.

•	Advertising revenues increased 10% quarter over quarter to $63.8 million, exceeding the Company’s guidance between $60.0 million and $62.0 million.

•	Non-advertising revenues increased slightly quarter over quarter to $32.6 million, exceeding the Company’s guidance between $31.0 million and $32.0 million.

•	Net income attributable to SINA* was $16.7 million, or $0.29 diluted net income per share attributable to SINA, representing an increase of 25% quarter over quarter.

•	Non-GAAP net income attributable to SINA** was $20.1 million, or $0.34 diluted non-GAAP net income per share attributable to SINA, representing an increase of 17% quarter over quarter.

*	Net income attributable to SINA for the third quarter of 2008 has been revised (see explanation in the Form 6-K/A furnished to the Securities and Exchange Commission on June 5, 2009, which amends the Form 6-K furnished to the Securities and Exchange Commission on November 18, 2008).

**	Non-GAAP measures are described below and reconciled to the corresponding GAAP measures in the section below entitled “Unaudited Reconciliation of Non-GAAP to GAAP Results.”
“Total revenues for the third quarter of 2009 exceeded our guidance, as we saw double-digit sequential growth in our online advertising business in China, on top of a 35% sequential growth last quarter. We are seeing signs of a strong recovery in the advertising market in China in the second half of this year, and we expect this momentum to continue with continuing recovery of the Chinese economy,” said Charles Chao, CEO of SINA.
“In October 2009, we carved out our online real estate advertising business and merged it with China Real Estate Information Corporation (“CRIC”) to form the largest online and offline real estate information and consulting platform in China, which successfully listed on the NASDAQ on October 16th. This transaction marks a significant step in our strategy to explore multiple business opportunities in our dominant vertical areas by teaming up with other industry leaders. It is also a strong testament to the value of SINA brand and SINA platform.” Mr. Chao continued.
Financial Results
For the third quarter of 2009, SINA reported total revenues of $96.4 million, compared to $105.4 million in the same period in 2008 and $90.3 million for the second quarter of 2009.

Advertising revenues for the third quarter of 2009 totaled $63.8 million, representing a 16% decrease from the same period last year and a 10% increase from last quarter. Online advertising revenues in the third quarter of 2008 were $76.2 million, boosted by SINA’s coverage of the 2008 Beijing Olympics.
Non-advertising revenues for the third quarter of 2009 totaled $32.6 million, representing a 12% increase from the same period in 2008 and up slightly from the previous quarter. For the third quarter of 2009, MVAS revenues, which accounted for 95% of non-advertising revenues, reached $30.9 million, an increase of 14% from the same period last year and flat against the previous quarter.
Gross margin for the third quarter of 2009 was 59%, compared to 57% for the same period last year and 56% last quarter. Advertising gross margin for the third quarter of 2009 was 61%, compared to 58% for the same period last year and the previous quarter. Excluding stock-based compensation and amortization of intangible assets, non-GAAP advertising gross margin for the third quarter of 2009 was 62%, compared to 59% for the same period last year and the previous quarter. Compared to the advertising gross margin of the current quarter, the lower margin in the third quarter of last year was mainly due to the acquisition of Olympic-related content. The sequential improvement in advertising gross margin was due to advertising revenues growing faster than advertising cost of revenues. MVAS gross margin for the third quarter of 2009 was 54%, compared to 53% in the same period last year and 50% last quarter. The sequential increase in MVAS gross margin was mainly due to a shift in product mix toward MVAS with lower revenue share arrangements.
Operating expenses for the third quarter of 2009 totaled $38.3 million, representing a decrease of 4% from the same period last year and an increase of 5% from last quarter. Non-GAAP operating expenses for the third quarter of 2009, which exclude stock-based compensation and amortization of intangible assets, were $35.6 million, a decrease of 3% from the same period last year and an increase of 6% from last quarter.
Income from operations for the third quarter of 2009 was $18.3 million, compared to $20.1 million for the same period last year and $13.6 million from last quarter. Non-GAAP income from operations for the third quarter of 2009 was $21.7 million, compared to $24.2 million for the same period last year and $17.4 million from last quarter.
Interest and other income for the third quarter of 2009 were $1.8 million, compared to $4.1 million for the same period last year and $2.1 million last quarter. The year over year decrease in interest and other income was mainly due to lower interest rates, despite a year-over-year increase of $37.2 million in cash, cash equivalents and short-term investments. Non-operating item for the third quarter of 2008 also includes an investment loss of $0.8 million, as a result of taking a controlling interest in a follow-on investment of a web application development firm.

Provision for income taxes for the third quarter of 2009 was $3.3 million, compared to $4.4 million for the same period last year and $2.0 million last quarter. The Company made a provision for income taxes for the third quarter of 2009 based on an estimated annual effective tax rate of approximately 12% for its China operations.
Net income attributable to SINA for the third quarter of 2009 was $16.7 million, compared to $18.9 million in the same period last year and $13.3 million last quarter. Diluted net income per share attributable to SINA for the third quarter of 2009 was $0.29, compared to $0.31 from the same period last year and $0.23 from last quarter. Non-GAAP net income attributable to SINA for the third quarter of 2009 totaled $20.1 million, compared to $23.7 million in the same period last year and $17.1 million in the previous quarter. Non-GAAP diluted net income per share attributable to SINA for the third quarter of 2009 was $0.34, compared to $0.39 from the same period last year and $0.29 from last quarter.
As of September 30, 2009, SINA’s cash, cash equivalents and short-term investments totaled $599.7 million, compared to $562.5 million and $582.0 million as of September 30, 2008 and June 30, 2009, respectively. Cash flow from operating activities for the third quarter of 2009 was $29.1 million, compared to $24.0 million for the same period last year and $18.8 million last quarter.
Announced Merger
On July 23, 2009, the Company announced that it entered into a definitive agreement to merge its online real estate business with E-House (China) Holdings Limited’s wholly-owned subsidiary CRIC. Pursuant to the Agreement, SINA injected its online real estate business into its majority-owned subsidiary China Online Housing Technology Corporation (“China Online Housing”). CRIC issued its ordinary shares to SINA in exchange for SINA’s equity interest in China Online Housing, giving SINA a 39% equity interest in CRIC (without giving effect to any initial public offering shares). The closing of the transaction was conditional upon, among other things, the closing of the public offering of CRIC and the listing of CRIC’s American depositary shares representing its ordinary shares on a major stock exchange in the United States, which was consummated on October 16, 2009, with the successful listing of CRIC on the NASDAQ Global Select Market.
Announced Private Equity Financing
On September 28, 2009, the Company announced that it entered into a definitive agreement for a private equity placement of its ordinary shares with New Wave Investment Holding Company Limited (New Wave), a British Virgin Islands company established and controlled by Charles Chao, SINA’s Chief Executive Officer, and other members of SINA’s management. At the closing, SINA will receive gross proceeds of $180 million, and New Wave will receive approximately 5.6 million ordinary shares in SINA. The shares issued to New Wave will be subject to a six month lock-up and will have customary registration rights pursuant to a Registration Rights Agreement entered into between SINA and New Wave. The Company expects to use the proceeds of the financing for future acquisitions and general corporate purposes.

Business Outlook
Upon the closing of CRIC’s initial public offering and the merger, SINA became CRIC’s second largest shareholder with approximately 33% of the total outstanding shares. The Company expects to account for its interest in CRIC using the equity method of accounting starting from October 1, 2009 and expects to recognize a material gain from the closing of the merger transaction with CRIC.
Adjusting the advertising revenue forecast for the fourth quarter of 2009 to reflect the carve out of advertising revenues from the SINA real estate business and assumptions made using the terms under the amended and restated advertising agency agreement (for further information, see CRIC Form F-1), the Company estimates its total revenues for the fourth quarter of 2009 to be between $93 million and $96 million, with advertising revenues to be between $61 million and $63 million and non-advertising revenues to be between $32 million and $33 million. Under the adjusted basis, advertising revenues for the first quarter, second quarter and third quarter of 2009 would have been $37.0 million, $48.1 million and $53.9 million, respectively.
If the advertising revenues from the SINA real estate business had not been carved out, the forecasted advertising revenues for the fourth quarter of 2009 would have been between $74 million and $76 million, and the forecasted total revenues for the fourth quarter of 2009 would have been between $106 million and $109 million.
Stock-based compensation for the fourth quarter of 2009 is expected to be approximately $3 million, which excludes any new shares that may be granted. The issuance of ordinary shares to New Wave in the private equity financing is expected to occur shortly. The Company expects the issuance of ordinary shares to New Wave will have a dilutive effect on the Company’s outstanding shares in the fourth quarter of 2009.
Share Repurchase Program
Under the $100 million share repurchase program approved by the Company’s Board of Directors, as of November 16, 2009, the Company has purchased approximately 2.5 million shares in the open market at an average price of $20.37 for a total consideration of $50 million. The Company expects to continue the repurchase program with the remaining $50 million on an opportunistic basis.
Non-GAAP Measures
This release contains non-GAAP financial measures. These non-GAAP financial measures, which are used as measures of the Company’s performance, should be considered in addition to, not as a substitute for, measures of the Company’s financial performance prepared in accordance with United States Generally Accepted Accounting Principles (“GAAP”). The Company’s non-GAAP financial measures may be defined differently than similar terms used by other companies. Accordingly, care should be exercised in understanding how the Company defines its non-GAAP financial measures.

Reconciliations of the Company’s non-GAAP measures to the nearest GAAP measures are set forth in the section below titled “Unaudited Reconciliation of Non-GAAP to GAAP Results.” These non-GAAP measures include non-GAAP gross profit, non-GAAP operating expenses, non-GAAP income from operations, non-GAAP net income attributable to SINA, non-GAAP diluted net income per share attributable to SINA and non-GAAP advertising gross margin.
The Company’s management uses non-GAAP financial measures to gain an understanding of the Company’s comparative operating performance (when comparing such results with previous periods or forecasts) and future prospects. The Company’s non-GAAP financial measures exclude certain special items, including stock-based compensation charge, amortization of intangible assets, gain/loss on the sale/purchase of business/investment and gain/loss on the sale of noncontrolling interest in subsidiary, from its internal financial statements for purposes of its internal budgets. Non-GAAP financial measures are used by the Company’s management in their financial and operating decision-making, because management believes they reflect the Company’s ongoing business in a manner that allows meaningful period-to-period comparisons. The Company’s management believes that these non-GAAP financial measures provide useful information to investors and others in the following ways: 1) in understanding and evaluating the Company’s current operating performance and future prospects in the same manner as management does, if they so choose, and 2) in comparing in a consistent manner the Company’s current financial results with the Company’s past financial results. The Company’s management further believes the non-GAAP financial measures provide useful information to both management and investors by excluding certain expenses, gains and losses (i) that are not expected to result in future cash payments or (ii) that are non-recurring in nature or may not be indicative of its core operating results and business outlook.
The Company’s management believes excluding stock-based compensation from its non-GAAP financial measures is useful for itself and investors, as such expense will not result in future cash payment and is not an indicator used by management to measure the Company’s core operating results and business outlook.
The Company’s management believes excluding the non-cash amortization expense of intangible assets from its non-GAAP financial measures is useful for itself and investors, because they enable a more meaningful comparison of the Company’s cash performance between reporting periods. In addition, such charges will not result in cash settlement in the future.
The Company’s management believes excluding gain/loss on the sale/purchase of a business/ investment and gain/loss on the sale of noncontrolling interest in subsidiary from its non-GAAP financial measure of net income attributable to SINA is useful for itself and investors, because such gains/losses are not indicative of the Company’s core operating results.

The non-GAAP financial measures have limitations. They do not include all items of income and expense that affect the Company’s operations. Specifically, these non-GAAP financial measures are not prepared in accordance with GAAP, may not be comparable to non-GAAP financial measures used by other companies and, with respect to the non-GAAP financial measures that exclude certain items under GAAP, do not reflect any benefit that such items may confer to the Company. Management compensates for these limitations by also considering the Company’s financial results as determined in accordance with GAAP.
Conference Call
SINA will host a conference call at 8:00 p.m. Eastern Time today to present an overview of the Company’s financial performance and business operations for the third quarter of 2009. The dial in number for the call is +1-866-783-2138 (US) or +1-857-350-1597 (International) and the pass code is 84532385. A live webcast of the call will be available from 8:00 p.m. — 9:00 p.m. ET on Monday, November 16, 2009 (9:00 a.m. — 10:00 a.m. Beijing Time on November 17, 2009). The call can be accessed through the Company’s corporate web site at http://corp.sina.com. The call will be archived for 12 months on SINA’s corporate web site at http://corp.sina.com. A replay of the conference call will be available through November 22, 2009 at midnight Eastern Time. The dial-in number is +1-888-286-8010 (US) or +1-617-801-6888 (International). The pass code for the replay is 53029501.
About SINA
SINA Corporation (Nasdaq GS: SINA) is a leading online media company and mobile value-added service provider for China and for the global Chinese communities. With a branded network of localized websites targeting Greater China and overseas Chinese, the Company provides services through five major business lines including SINA.com (online news and content), SINA Mobile (MVAS), SINA Community (Web 2.0-based services and games), SINA.net (search and enterprise services) and SINA E-Commerce (online shopping). Together these business lines provide an array of services, including region-focused online portals, MVAS, social networking service (SNS), blog, audio and video streaming, album, online games, email, search, classified listings, fee-based services, e-commerce and enterprise e-solutions. The Company generates the majority of its revenues from online advertising and MVAS offerings, and, to a lesser extent, from search and other fee-based services.
Safe Harbor Statement
This announcement contains forward-looking statements that relate to, among other things, SINA’s expected financial performance and SINA’s strategic and operational plans (as described without limitation in the “Business Outlook” section, the “Announced Merger” section, the “Announced Private Equity Financing” section, the “Share Repurchase Program” section and in quotations from management in this press release). SINA may also make forward-looking statements in the Company’s periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in its proxy statements, in its offering circulars and prospectuses, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. SINA assumes no obligation to update the forward-looking statements in this release and elsewhere. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, SINA’s limited operating history, the current global financial and credit market crisis and its impact on the Chinese economy, the recent slower growth of the Chinese economy, the uncertain regulatory landscape in the People’s Republic of China, fluctuations in the Company’s quarterly operating results, the Company’s reliance on online advertising sales and MVAS for a majority of its revenues, the Company’s reliance on mobile operators in China to provide MVAS, changes by mobile operators in China to their policies for MVAS, any failure to successfully develop and introduce new products, including MVAS products, any failure to successfully integrate acquired businesses and risks associated with the merger of the Company’s online real estate business with CRIC. Further information regarding these and other risks is included in SINA’s Annual Report on Form 20-F for the year ended December 31, 2008 and its other filings with the Securities and Exchange Commission.
Contact:
Cathy Peng
Investor Relations Manager
SINA Corporation
Phone: 86-10-82628888 x3112
Email: ir@staff.sina.com.cn

SINA CORPORATION
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. Dollar in thousands, except per share data)

	Three months ended			Nine months ended
	September 30,		June 30,	September 30,
	2009	2008	2009	2009	2008
Net revenues:
Advertising	$63,782	$76,205	$57,755	$164,708	$188,981
Non-advertising	32,576	29,209	32,503	95,673	79,068

	96,358	105,414	90,258	260,381	268,049

Cost of revenues:
Advertising (a)	25,104	32,138	24,237	70,978	74,856
Non-advertising	14,627	13,117	15,751	43,873	34,761

	39,731	45,255	39,988	114,851	109,617

Gross profit	56,627	60,159	50,270	145,530	158,432

Operating expenses:
Sales and marketing (a)	21,757	22,264	21,118	58,704	58,363
Product development (a)	7,851	8,693	7,840	23,170	22,092
General and administrative (a)	8,324	8,709	7,287	21,804	23,944
Amortization of intangibles	412	411	411	1,234	926

	38,344	40,077	36,656	104,912	105,325

Income from operations	18,283	20,082	13,614	40,618	53,107

Non-operating income:
Interest and other income, net	1,848	4,070	2,069	6,904	12,483
Gain (loss) on investments	—	(779)	—	—	2,358

	1,848	3,291	2,069	6,904	14,841

Income before income taxes	20,131	23,373	15,683	47,522	67,948
Provision for income taxes	(3,268)	(4,429)	(1,991)	(7,311)	(12,254)

Net income	16,863	18,944	13,692	40,211	55,694
Less: Net income attributable to the noncontrolling interest	160	91	354	421	213

Net income attributable to SINA	$16,703	$18,853	$13,338	$39,790	$55,481

Basic net income per share attributable to SINA	$0.31	$0.34	$0.25	$0.74	$1.00

Diluted net income per share attributable to SINA	$0.29	$0.31	$0.23	$0.68	$0.92

Shares used in computing basic net income per share attributable to SINA	53,884	55,964	53,783	54,025	55,728
Shares used in computing diluted net income per share attributable to SINA	58,504	60,639	58,198	58,347	60,535

(a) Stock-based compensation included was as follows:
Cost of revenues — advertising	$622	$834	$634	$1,883	$2,412
Sales and marketing	558	482	560	1,638	1,598
Product development	435	428	414	1,285	1,470
General and administrative	1,305	1,887	1,720	4,714	5,249

SINA CORPORATION
UNAUDITED RECONCILIATION OF NON-GAAP TO GAAP RESULTS
(U.S. Dollar in thousands, except per share data)

	Three months ended				Three months ended				Three months ended
	September 30, 2009				September 30, 2008				June 30, 2009
				Non-GAAP				Non-GAAP				Non-GAAP
	Actual	Adjustments		Results	Actual	Adjustments		Results	Actual	Adjustments		Results

		622	(a)			834	(a)			634	(a)
		88	(b)			88	(b)			88	(b)

Gross profit	$56,627	$710		$57,337	$60,159	$922		$61,081	$50,270	$722		$50,992

		(2,298	) (a)			(2,797	) (a)			(2,694	) (a)
		(412	)(b)			(411	)(b)			(411	)(b)

Operating expenses	$38,344	$(2,710)		$35,634	$40,077	$(3,208)		$36,869	$36,656	$(3,105)		$33,551

		2,920	(a)			3,631	(a)			3,328	(a)
		500	(b)			499	(b)			499	(b)

Income from operations	$18,283	$3,420		$21,703	$20,082	$4,130		$24,212	$13,614	$3,827		$17,441

						3,628	(a)
		2,903	(a)			469	(b)			3,315	(a)
		470	(b)			779	(d)			469	(b)

Net income attributable to SINA	$16,703	$3,373		$20,076	$18,853	$4,876		$23,729	$13,338	$3,784		$17,122

Diluted net income per share attributable to SINA	$0.29			$0.34	$0.31			$0.39	$0.23			$0.29

Shares used in computing diluted net income per share attributable to SINA	58,504			58,504	60,639			60,639	58,198			58,198

Gross margin — advertising	61%	1%		62%	58%	1%		59%	58%	1%		59%

	Nine months ended				Nine months ended
	September 30, 2009				September 30, 2008
				Non-GAAP				Non-GAAP
	Actual	Adjustments		Results	Actual	Adjustments		Results

		1,883	(a)			2,412	(a)
		265	(b)			177	(b)

Gross profit	$145,530	$2,148		$147,678	$158,432	$2,589		$161,021

		(7,637)	(a)			(8,317	)(a)
		(1,234	) (b)			(926	)(b)

Operating expenses	$104,912	$(8,871)		$96,041	$105,325	$(9,243)		$96,082

		9,520	(a)			10,729	(a)
		1,499	(b)			1,103	(b)

Income from operations	$40,618	$11,019		$51,637	$53,107	$11,832		$64,939

						10,726	(a)
						1,043	(b)
		9,479	(a)			(3,137	)(c)
		1,409	(b)			779	(d)

Net income attributable to SINA	$39,790	$10,888		$50,678	$55,481	$9,411		$64,892

Diluted net income per share attributable to SINA	$0.68			$0.87	$0.92			$1.07

Shares used in computing diluted net income per share attributable to SINA	58,347			58,347	60,535			60,535

Gross margin — advertising	57%	1%		58%	60%	2%	*	62%

(a)	To adjust stock-based compensation charges

(b)	To adjust amortization of intangible assets

(c)	To adjust gain on the sale of noncontrolling interest in a subsidiary

(d)	To adjust loss on the purchase of business and investments

*	Rounding

SINA CORPORATION
UNAUDITED SEGMENT INFORMATION
(U.S. Dollar in thousands)

	Three months ended			Nine months ended
	September 30,		June 30,	September 30,
	2009	2008	2009	2009	2008

Net revenues
Advertising	$63,782	$76,205	$57,755	$164,708	$188,981
Mobile related	30,881	27,117	30,884	90,745	73,325
Others	1,695	2,092	1,619	4,928	5,743

	$96,358	$105,414	$90,258	$260,381	$268,049

Cost of revenues
Advertising	$25,104	$32,138	$24,237	$70,978	$74,856
Mobile related	14,223	12,622	15,313	42,644	33,075
Others	404	495	438	1,229	1,686

	$39,731	$45,255	$39,988	$114,851	$109,617

SINA CORPORATION
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(U.S. Dollar in thousands)

	September 30,	December 31,
	2009	2008
Assets
Current assets:

Cash and cash equivalents	$464,232	$383,320
Short -term investments	135,428	220,504
Accounts receivable, net	81,479	79,183
Other current assets	18,640	9,424

Total current assets	699,779	692,431

Property and equipment, net	25,512	34,111
Goodwill and intangible assets, net	93,350	94,527
Other assets	9,667	1,425

Total assets	$828,308	$822,494

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$1,337	$1,397
Accrued liabilities	79,768	76,119
Income taxes payable	13,163	17,391
Convertible debt	99,000	99,000

Total current liabilities	193,268	193,907

Other long-term liabilities	3,786	4,039

Total liabilities	197,054	197,946

Shareholders’ equity
SINA shareholders’ equity	626,360	620,505
Noncontrolling interest	4,894	4,043

Total shareholders’ equity	631,254	624,548

Total liabilities and shareholders’ equity	$828,308	$822,494